1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Matthew J. Carter matthew.carter@dechert.com +1 202 261 3395 Direct +1 202 261 3333 Fax

January 8, 2025

Via Edgar

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, DC 20549
Attn:	Ms. Jaea Hahn
Ms. Megan Miller

Re:	Morgan Stanley Direct Lending Fund
Registration Statement on Form N-14
File No. 333-283653

Dear Ms. Hahn and Ms. Miller:

On behalf of Morgan Stanley Direct Lending Fund (the “Company”), this letter responds to the comments issued by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in a telephone call on December 18, 2024 between Ms. Megan Miller of the Staff and Mr. Matthew Carter of Dechert LLP, outside counsel to the Company, and in a telephone call on January 2, 2025 between Ms. Jaea Hahn of the Staff and Mr. Carter, Ms. Rebecca Pan and Ms. Sidney Koehl of Dechert LLP relating to the Company’s registration statement on Form N-14 that was filed with the SEC on December 6, 2024 (the “Registration Statement”).

For your convenience, the Staff’s comments are included in this letter, and each comment is followed by the response of the Company. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in Amendment No. 1 to the Registration Statement filed by the Company on the date hereof (such registration statement being referred to herein as the “Amended Registration Statement”).

Accounting Comments

1.

Comment: As required by the FAST Act Modernization and Simplification of Regulation S-K (Release No. 33-10618 (March 20, 2019)), to the extent not already done, please include hyperlinks to any information incorporated by reference into the Registration Statement as required by Rule 411 under the Securities Act of 1933, as amended, and Rule 0-4 under the Investment Company Act of 1940, as amended.

January 8, 2025 Page 2

Response: As requested, the Company has revised the Amended Registration Statement accordingly.

2.

Comment: Please update the disclosure on page 26 under the caption “Accounting Treatment” to explain how the unamortized debt issuance cost will be accounted for in connection with the Restricted Notes.

Response: As requested, the Company has revised the Amended Registration Statement to include the requested disclosure.

Legal Comments

3.

Comment: The disclosure regarding the exchange offer on page 20 of the prospectus notes that the Company is registering the Exchange Notes in reliance on interpretations by the staff of the SEC set forth in no-action letters, including Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan, Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Please provide a supplemental letter stating that the Company is making the exchange offer in reliance on these no-action letters and confirm the conditions and representations required to be made thereunder.

Response: As requested, the Company has provided a supplemental letter to the Staff stating that the Company is making the exchange offer in reliance on such no-action letters and confirming the conditions and representations required to be made thereunder.

4.

Comment: In comparing the disclosure in the Registration Statement against the disclosure in the Company’s prospectus for an offer to exchange restricted notes for exchange notes filed on June 17, 2022 (the “2022 Prospectus”), the Staff noted that the first two paragraphs on page 2 of the 2022 Prospectus are not included in the corresponding disclosure in the Registration Statement. Please supplementally provide an explanation for the revision to this disclosure.

January 8, 2025 Page 3

Response: The Company respectfully submits that it has streamlined the disclosure included in the “Prospectus Summary” section of the Registration Statement to align with other recent registration statements filed by the Company. See, e.g., the Company’s Form N-2ASR filed on November 26, 2024. The Company supplementally advises the Staff that the above referenced disclosures are included in “Part I, Item 1. Business” of the Company’s Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on March 1, 2024, which is incorporated by reference into the Registration Statement.

5.

Comment: In comparing the disclosure in the Registration Statement against the disclosure in the 2022 Prospectus, the Staff noted that the disclosure on page 2 of the 2022 Prospectus regarding a “Liquidity Event” was not included in the Registration Statement. Please supplementally provide an explanation for the revision to this disclosure.

Response: The Company respectfully submits that the referenced disclosure has been removed because it is no longer applicable to the Company following the completion of its initial public offering in January 2024, which was a “Liquidity Event” as defined in the 2022 Prospectus.

6.

Comment: In comparing the disclosure in the Registration Statement against the disclosure in the 2022 Prospectus, the Staff noted that the following language was deleted from pages 36 and 39 of the prospectus, respectively:

(a)

“The Notes sold outside the United States pursuant to Regulation S will initially be in registered form represented by a global note (the “Regulation S Global Note”, together with the 144A Global Note (as defined below), the “Global Notes”). The Regulation S Global Note will be deposited, on the closing date, with a common depositary and registered in the name of the nominee of the common depositary for the accounts of Euroclear and Clearstream.”

(b)	“Transfers

Book-Entry Interests in the 144A Global Note, or 144A Book-Entry Interests, may be transferred to a person who takes delivery in the form of Book-Entry Interests in the Regulation S Global Note, or Regulation S Book-Entry Interests, only upon delivery by the transferor of a written certification (in the form provided in the indenture) to the effect that such transfer is being made in accordance with Regulation S. Prior to 40 days after the date of initial issuance of the Notes, Regulation S Book-Entry Interests will be limited to persons that have accounts with Euroclear, Clearstream or DTC or persons who hold interests through Euroclear, Clearstream or DTC, and any sale or transfer of such interest to U.S. persons will not be permitted during such periods unless such resale or transfer is made pursuant to Rule 144A. Regulation S Book-Entry Interests may be transferred to a person who takes delivery in the form of 144A Book-Entry Interests only upon delivery by the transferor of a written certification (in the

January 8, 2025 Page 4

form provided in the indenture) to the effect that such transfer is being made to a person whom the transferor reasonably believes is a QIB within the meaning of Rule 144A in a transaction meeting the requirements of Rule 144A or otherwise in accordance with the transfer restrictions described under “— Transfer Restrictions” and in accordance with any applicable securities laws of any other jurisdiction.”

Please supplementally provide an explanation for the deletion of this language.

Response: The Company supplementally advises the Staff that, because the Exchange Notes will be registered under the Securities Act, disclosure related to the exemptions provided by Rule 144A and Regulation S under the Securities Act to transfer or sell the Exchange Notes is not relevant to a holder of the Exchange Notes. Therefore, the referenced disclosure was removed from the Registration Statement.

* * * * * *

January 8, 2025 Page 5

Should you have any questions regarding this letter, please contact me at (202) 261-3395 or by email at matthew.carter@dechert.com, Thomas Friedmann at (617) 728-7120 or by email at thomas.friedmann@dechert.com, or William Bielefeld at (202) 261-3386 or by e-mail at william.bielefeld@dechert.com.

Sincerely,

/s/ Matthew J. Carter
Matthew J. Carter

cc:	Jeffrey S. Levin, Morgan Stanley Direct Lending Fund

Orit Mizrachi, Morgan Stanley Direct Lending Fund

David Pessah, Morgan Stanley Direct Lending Fund

Thomas J. Friedmann, Dechert LLP

William J. Bielefeld, Dechert LLP